

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4631

January 20, 2010

Gordon Knott
Chief Executive Officer
Vinyl Products, Inc.
2210 South Ritchey Street
Santa Ana, CA 92705

> **Re:** **Vinyl Products, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 13, 2010**
> **File No. 333-158254**

Dear Mr. Knott:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise your disclosure to provide executive compensation information for the fiscal year ended December 31, 2009. Please refer to Item 11(l) of Form S-1 and Item 402 of Regulation S-K.

* * * *

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Bill Ruffa, Jr., Esq.
            by facsimile at: 877-329-7833